Exhibit E – Video Transcripts

<u>Likeable Demo Video</u>:

Are you busy running a business? Do you recognize the importance of social media but struggle with finding the time to do it consistently? And even if you have the time, do you find it challenging to come up with engaging content, or more importantly, are you wondering why you aren't making more money from social media?

If you answered "yes" to any of those questions, then Likeable Local might be for you. Likeable Local is an easy-to-use social media platform that takes away the stress of managing your brand across social media channels like Facebook, Twitter, LinkedIn, and Instagram. In a nutshell, the Likeable Local platform will automatically source, post, and boost interesting and educational content specifically designed for your industry. It will continually grow your following and get you more likes from real people who are likely to become new clients, and all from your local area. We'll promote your services with integrated Facebook ads, get you more referrals, and provide you with in-depth reporting to track your progress. Every Likeable Local client also gets a dedicated social media consultant who can create custom posts to tell your unique story.

So whether you're looking for help with posting the right content, driving more referrals and leads into your business, or simply staying top of mind with a social media presence you can be proud of, Likeable Local is the solution of choice for thousands of small business owners. Have questions? Request a demo today, and find out how Likeable Local can take your social media to the next level.

Likeable Local SeedInvest
<u>Testimonial Video</u>:
Jerry:
My name is Dr. Jerry Copeland. I am a pediatric dentist in Tampa, Florida. Likeable Local has been like a friend
on social media. It takes care of things when I can't. It gives me an opportunity to do the things that I do best being a pediatric dentist while they maintain my Facebook site, giving information to my clients, patients, and families, knowing that we still
care even though we may not be with them.
Michael:
I'm Michael Longworth. I'm the owner of The Cybernet Place, and we're a web design and web marketing company. Likeable Local is a fantastic resource for us. Social media is key to engagement with many clients, and there are so many different platforms and
so many ways that you can do the wrong thing in social media. Likeable takes that out of the equation. I just watch the likes grow, and I watch the engagement grow.
Jerry:
I would recommend Likeable Local to other dentists, other businesses because it keeps you in touch in a way you
can't. You can't call each person everyday. Everyday I'm reaching out to my whole client base and they're interacting.
Michael:
It's been a great success. We love working with them.